FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 13, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MARKET ANNOUNCEMENT

On 13 December, Sadia held its annual lunch with journalists from the Brazilian press. The event brought together the company Chairman, Mr. Walter Fontana Filho, Chief Executive Officer, Mr. Gilberto Tomazoni and the executive officers of various departments. Topics such as investments, 2006 Christmas sales, Sadia’s results in 2006 and prospects for 2007 were covered, highlighting the following points:

•
Sadia will invest R$ 900 million in 2006. The initial expectation was to end the year with investments totalling R$ 850 million, but by the end of the third quarter of 2006 a figure of R$ 800 million had been reached, more than double the average annual investment between 2003 and 2005. As a result, the Company believes it will be better prepared and more competitive to face any future market challenges:

•	It recently opened its new margarine factory in Minas Gerais state, an investment worth R$ 60 million.
•
This year, expansion of the Jundiaí Distribution Centre was completed, in which R$ 40 million was invested. Meanwhile, construction of a new distribution centre in Uberlândia is under way, which has seen R$ 45 million in investment.

•	One of the Company’s highlights in 2006 was the domestic market, where volumes are set to grow 12% compared to 2005.
•	Expected 2006 Christmas sales point to growth of 8-10%. Revenue from Sadia’s line of seasonal products accounts for around 15% of the revenue for the fourth quarter of 2006.
•	Sadia’s gross revenues will fall 4.5% in 2006, compared to the twelve months of the previous year.
•	Sadia hired 1,600 employees, closing the year with over 46,000 employees.

THE OUTLOOK FOR 2007

•	Sadia hopes to maintain investments of around R$ 800 million throughout 2007:

•
The Lucas do Rio Verde complex in Mato Grosso state is already under construction, with both new plants expected to be operational by the second half of 2007, at one third of capacity. Total capacity should be reached in 2009. A total of R$ 500 million is set to be invested by 2009. The chicken production plant will have a capacity of 500,000 birds/day, while the pork production plant will be of 5,000 animals/day.

•	Expansion work at the Uberlândia plant is in its final phase and is due to be completed next year. Total investment amounts to R$ 400 million over the three-year period 2004-2007.
•
Sadia is investing in the construction of its first overseas plant, in Kaliningrad, Russia. Work is already under way, with a completion forecast in the second half of 2007. US$ 70 million are to be invested in the venture.

•
The Company plans to expand its beef operation, growing and doubling its slaughtering capacity which currently is one thousand heads/day. Eighty percent of its production is shipped to international markets. This growth may be achieved by means of leasing, acquisition of plants or even by investing in its own plants. At this time, however, no decision has been made about which alternative may be used. In the first nine months of this year, net income from the domestic market totaled R$29.4 million while the international market brought in a net income of R$170.4 million from the beef line.

•
Investments will represent a 10% increase in industrial capacity, signaling projections of a real growth of 9% to 11% for 2007 in comparison with 2006. Company's expectations are also to increase volumes in the domestic market by 8% and 10% and, in the international market, between 10% and 12%.

•	Sadia plans to operate with an EBITDA margin of 13% in 2007.

MODERN MANAGEMENT

•
Another sure thing for the oncoming year is a continuous investment in the enhancement of the company's management, which is already highly professional. Sadia has been promoting a series of changes and rearranging its management team, to make it stronger and ready to face market challenges. Recently, the Company announced reinforcements in the marketing area with the mission of enhancing the brand in Brazil and abroad.

•	With the Company's focus on internationalization, other changes have occurred in the organizational structure of the commercial area. Executives have been rotated between markets and an International Relations division has been created.

Sincerely, Welson Teixeira Júnior Investor Relations Director Sadia S.A.